      DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at and for the three months ended March 31, 2007

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (TSX:DC.A).

This interim Management’s Discussion and Analysis has been prepared with an effective date of May 15, 2007 and provides an update on matters discussed in, and should be read in conjunction with the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2006.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) (www.dundeewealth.com).  Dundee Wealth is a Canadian owned diversified wealth management company that creates innovative asset management and alternative investment products and provides investment solutions as well as capital markets and advisory services to financial advisors, institutions, corporations, and foundations.  Dundee Wealth carries out its business through 100% owned operating subsidiaries.

Domestic banking activities are carried out in Dundee Wealth through the Dundee Bank of Canada (or “the Bank”).  International banking activities are carried out through The Dundee Bank, which is located in the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 78% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by our 16% interest in Dundee REIT (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 24% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) and our interests in Corona Gold Corporation and Valdez Gold Corporation, all of which are accounted for by the equity method.

Other Investments and Corporate Costs

Our remaining investments and the operating results therefrom have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs and interest.

DUNDEE CORPORATION	2

Significant Investments

The following table lists the more significant investments in our portfolio as at March 31, 2007, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at March 31, 2007 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	56%	Consolidation	N/A	$ 1,005,026
Real Estate Segment
Dundee Realty Corporation	78%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust (a)	16%	Equity	$ 169,590	260,637
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	79,039
Dundee Precious Metals Inc.	21%	Equity	88,859	124,464
Breakwater Resources Ltd.	24%	Equity	70,037	190,516

(a)

Our interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership (“DPLP”) which are convertible, at the Company’s option, into publicly traded units of Dundee REIT on a one-for-one basis.  Market value of Dundee REIT as at March 31, 2007 is net of our obligation to deliver up to a maximum of 1.3 million Dundee REIT units pursuant to the terms of our Exchangeable Debentures (see “Corporate Debt”).

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended MARCH 31, 2007 compared with the three months ended MARCH 31, 2006

Consolidated Net Earnings

Net earnings for the three months ended March 31, 2007 were $94.3 million or $3.76 per share compared with $18.4 million or $0.74 per share in the same period of 2006.  Net earnings in the current quarter include dilution gains of $57 million, including $56 million recognized following the issuance of common shares of Dundee Wealth to complete the acquisition of a non-controlling interest in its subsidiary.

(in thousands of dollars)

For the three months ended March 31,	2007	2006
Wealth management	$ 14,711	$ 18,851
Real estate	34,953	7,325
Resources	3,614	7,624
Other investments and corporate costs	(3,768)	(5,393)
Intersegment	818	818
	50,328	29,225
Gain on exchangeable debentures	6,706	-
Dilution gains from consolidated subsidiaries	57,076	3,547
Income taxes	(19,827)	(14,397)
	$ 94,283	$ 18,375

On February 22, 2007, Dundee Wealth purchased the 16.3% non-controlling interest in its subsidiary, DWM, for an aggregate purchase price of $331.0 million, including $154.5 million in cash, the issuance of 11 million common shares from its treasury and transaction costs of $0.6 million.  Dundee Wealth accounted for the acquisition as a step acquisition and the purchase price was allocated to the identifiable assets and liabilities of DWM at their fair value on the acquisition date.  Approximately $203 million of the purchase price was assigned to the value of investment management contracts and $66 million as goodwill and the non-controlling interest on the consolidated balance sheets of Dundee Wealth was eliminated.  As a result of this issuance of common shares of Dundee Wealth, our equity interest was diluted from approximately 63% to 57% with our voting interest diluted from 64% to 58%.  In accordance with Canadian GAAP, we are considered to have disposed of approximately 6% of our

DUNDEE CORPORATION	3

investment in Dundee Wealth which resulted in a gain of $55.7 million.  This dilution gain was recorded in the first quarter of 2007.

While revenues and assets under management have continued to increase in Dundee Wealth, start up costs associated with new strategic business initiatives impacted the operating profitability of the wealth management segment.  We launched the Dundee Bank of Canada in the fall of 2006 and in 2007, we established DFG Investment Advisers, Inc., a New York based structured credit asset management subsidiary that is engaged in the management of funds employing various structured credit investment strategies, including collateralized debt obligations, collateralized loan obligations and asset backed securities and credit funds.  In the quarter ended March 31, 2007 earnings before taxes decreased to $14.7 million compared with $18.9 million in the same period of 2006.

Results from our real estate segment increased to $35.0 million for the first quarter of 2007 from $7.3 million in the same period of 2006.  Real estate contribution margins from land and housing activities increased to $21.7 million in the first quarter of 2007 compared with $11.0 million in the same period of the prior year.  Results in the current quarter also include approximately $15.8 million of equity earnings from Dundee REIT (2006 - $2.0 million), most of which were dilution gains from a series of equity offerings completed by Dundee REIT during the quarter.

Operating earnings before income taxes from our resources segment were $3.6 million in the first quarter of 2007 compared with $7.6 million in the first quarter of 2006.  Equity earnings, primarily from our investments in Dundee Precious and Breakwater, were $5.3 million in the current quarter compared with $7.9 million in the same period of the prior year.

In the first quarter of 2007, we sold approximately 0.9 million Dundee REIT units to settle our obligation under the Exchangeable Debentures and we recognized a gain on the sale of $4.9 million.  This gain has been recognized as investment income in the consolidated statement of earnings.  In previous years, we recorded a loss on our Exchangeable Debentures representing the excess of the value of the Dundee REIT units that we were obligated to deliver, over the underlying face value of the Exchangeable Debentures.  In the first quarter of 2007, we reversed part of the loss relating to the 0.9 million units sold, which resulted in a gain of $6.7 million.

A more comprehensive discussion of factors that affected each business segment is included under “Segmented Results of Operations”.

Consolidated Earnings Per Share

Earnings available to the holders of Class A subordinate shares (“Subordinate Shares”) and Class B common shares were $3.76 per share in the quarter ended March 31, 2007 compared to $0.74 per share in the same period of 2006.  Details of the weighted average number of shares outstanding and the effect of dilutive securities to the calculation of earnings per share are illustrated in the table below.

(in thousands of dollars except weighted average number of shares outstanding and per share amounts)

For the three months ended March 31,	2007	2006
Net earnings available to Subordinate Shareholders and
Class B Shareholders	$ 94,283	$ 18,375
Weighted average number of shares outstanding	25,102,975	25,002,410
Basic earnings per share	$ 3.76	$ 0.74

Effect of dilutive securities to available net earnings	$ (494)	$ (652)
Effect of dilutive securities to weighted average number of shares outstanding	974,575	862,946
Diluted earnings per share	$ 3.60	$ 0.68

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Corporate Investments and Equity Accounted Investments

Available-for-Sale Securities

In previous years, our corporate investment portfolio consisted of both equity accounted investments and investments carried at cost.  Beginning January 1, 2007 and in accordance with new accounting standards (see “Changes in Accounting Policies”), investments previously carried at cost are now identified as available-for-sale securities and are carried on our balance sheet at fair value, with changes in unrealized gains and losses recorded as other comprehensive income.

(in thousands of dollars)
Available-for-Sale Securities Corporate Investments

Corporate investments as at December 31, 2006	$ 154,158
Unrealized gains in available-for-sales securities, December 31, 2006	33,831
Market value of available-for-sale securities as at December 31, 2006	187,989
Transactions in the three months ended March 31, 2007
New investments	38,724
Cost of investments sold	(549)
Other transactions	1,422
Changes in unrealized gains in available-for-sale securities, March 31, 2007	(1,976)
Market value of available-for-sale securities as at March 31, 2007	$ 225,610

In the first quarter of 2007, we invested cash of $38.7 million in our available-for-sale investment portfolio and we received proceeds of $0.6 million on the sale of certain of our investment holdings.

Equity Accounted Investments

Our equity accounted investments have now been separately identified on our consolidated balance sheet, although we continue to account for these investments under the equity method of accounting.  Each of our equity accounted subsidiaries have independently adopted the new standards for financial instruments which may have resulted in the reporting of other comprehensive income in the equity of our investee companies.  To the extent that our equity accounted investees have reported other comprehensive income, we have recorded our proportionate share through an increase or decrease in our own other comprehensive income.

(in thousands of dollars)
Equity Accounted
Investments
Carrying value of Equity Accounted Investments, December 31, 2006	$ 321,343
Adjustments to opening retained earnings relating to equity accounted investees	1,542
Share of unremitted other comprehensive income in equity accounted investees, December 31, 2006	14,090
336,975
Transactions in the three months ended March 31, 2007
New investments	7,059
Cost of investments sold	(22,031)
Share of earnings of equity accounted investees	21,265
Share of unremitted other comprehensive income in equity accounted investees, March 31, 2007	(4,287)
Other transactions	402
Carrying value of Equity Accounted Investments, March 31, 2007	$ 339,383

DUNDEE CORPORATION	5

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis and in respect of which Dundee Wealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by Dundee Wealth and in respect of which Dundee Wealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢

“BCD” or “Bank Client Deposits” represents the approximate period-end market value of client deposits in the banking division of Dundee Wealth upon which we pay interest.  BCD are reflected as part of “Client deposits and related liabilities” on our consolidated balance sheets.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

➢

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity” which became effective for the Company on that date.

The standards require that all financial assets be classified as trading, designated at fair value, available for sale, held to maturity, or loans and receivables.  In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables and investments classified as held to maturity, which are measured at amortized cost calculated on an effective yield basis.  Changes in the fair value of securities classified as trading continue to be reported in earnings along with any from those designated at fair value, while changes in the fair value of securities classified as available for sale are reported within accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of, or becomes impaired.  Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or when they are classified as derivatives.  Other financial liabilities are measured at amortized cost on an effective yield basis.

Generally, trading securities held by Dundee Wealth’s brokerage segment were not impacted by the application of the new standards and we continue to report realized and unrealized gains and/or losses in respect of these investments through net earnings.  Upon application of these new standards, our corporate investment portfolio and our banking portfolio were classified as available for sale and accordingly, these items are now carried on our balance sheets at fair value, with the amounts of unrealized gains and losses being reported as AOCI.  These requirements do not impact our accounting for equity accounted investees, except that, as discussed previously, our proportionate share of any adjustments to AOCI made by the investee pursuant to this accounting change has also been reflected in our consolidated balance sheet.  AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and is shown on a net of tax basis.

DUNDEE CORPORATION	6

Fair values are based on quoted market prices where available from active markets.  The determination of fair value for collateralized debt obligations, for which market quotations are not readily available, is made in consultation with the respective underwriter of the financial instrument, using consistently applied procedures.  Equity securities without active markets may be valued at cost.

Generally, these standards have been applied as an adjustment to opening retained earnings and AOCI.  As a result, opening retained earnings increased by approximately $0.5 million and AOCI increased by approximately $28 million.  In accordance with Canadian GAAP for such changes, prior period balances have not been restated, except with respect to accumulated foreign exchange adjustments relating to self-sustaining operations denominated in other currencies.  Refer to note 1 to the interim consolidated financial statements for more detailed information in respect of the transition adjustments required on the application of the new standards.

Change in Accounting Policy of an Equity Accounted Investee

During the fourth quarter of 2006, one of our equity accounted investees changed its accounting policy for exploration expenditures.  We have retroactively restated our own interim consolidated financial statements to reflect this change.  Details of the annual impact of this change in policy were provided in note 21 to the 2006 Audited Consolidated Financial Statements.  The effect of applying the change to each quarter was not material.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on our financial results and condition.  The interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”), except as noted under “Changes in Accounting Policies”.

As a result of the new standards, our portfolios of trading securities and available-for-sale securities are carried on our consolidated balance sheet at fair value with unrealized gains and losses on trading securities recognized immediately in earnings, and with unrealized gains and losses on available-for-sale securities recognized in other comprehensive income.  The fair value of a substantial majority of our financial instruments is based on quoted market prices.  However, the fair value of a number of our new investments, including securitization instruments such as collateralized debt obligations, is determined by third-party valuation models that require parameters such as interest rate yield curves, foreign exchange rates and default estimations.  Uncertainty in estimating parameters can impact the amount of revenue or loss or the amount of other comprehensive income recorded in a particular period.

DUNDEE CORPORATION	7

SEGMENTED RESULTS OF OPERATIONS

Three Months ended March 31, 2007 and 2006

(in thousands of dollars)						2007

				Other Investments
For the three months ended March 31, 2007	Wealth Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 106,802	$ -	$ -	$ -	$ -	$ 106,802
Redemption fees	4,038	-	-	-	-	4,038
Financial services	115,036	-	-	536	(529)	115,043
Banking interest income	14,647	-	-	-	-	14,647
Real estate revenue	-	64,229	-	-	-	64,229
Investment income	3,008	5,760	542	3,409	(2,273)	10,446
	243,531	69,989	542	3,945	(2,802)	315,205
EXPENSES
Selling, general and administrative	79,455	2,018	1,601	2,594	(529)	85,139
Variable compensation	77,981	-	-	-	-	77,981
Trailer service fees	30,437	-	-	-	-	30,437
Banking interest expense	11,616	-	-	-	-	11,616
Operating costs, real estate	-	42,540	-	-	-	42,540
	199,489	44,558	1,601	2,594	(529)	247,713
OPERATING EBITDA	44,042	25,431	(1,059)	1,351	(2,273)	67,492
Amortization of deferred sales commissions	15,611	-	-	-	-	15,611
Depreciation, depletion and amortization	6,165	1,868	9	1,806	-	9,848
Interest expense	3,371	2,422	807	3,410	(3,091)	6,919
Gain on exchangeable debentures	-	-	-	(6,706)	-	(6,706)
OPERATING EARNINGS (LOSS)	18,895	21,141	(1,875)	2,841	818	41,820
Equity earnings	-	15,849	5,319	97	-	21,265
Non-controlling interest	(4,184)	(2,037)	170	-	-	(6,051)
	$ 14,711	$ 34,953	$ 3,614	$ 2,938	$ 818	57,034
Dilution gains						57,076
Income taxes						(19,827)
NET EARNINGS FOR THE PERIOD						$ 94,283

(in thousands of dollars)						2006

				Other Investments
For the three months ended March 31, 2006	Wealth Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 89,919	$ -	$ -	$ -	$ -	$ 89,919
Redemption fees	3,318	-	-	-	-	3,318
Financial services	107,440	-	-	686	(627)	107,499
Banking interest income	654	-	-	-	-	654
Real estate revenue	-	39,165	-	-	-	39,165
Investment income	1,740	-	161	2,424	(804)	3,521
	203,071	39,165	161	3,110	(1,431)	244,076
EXPENSES
Selling, general and administrative	63,257	2,051	272	3,176	(627)	68,129
Variable compensation	70,374	-	-	-	-	70,374
Trailer service fees	24,243	-	-	-	-	24,243
Banking interest expense	458	-	-	-	-	458
Operating costs, real estate	-	28,192	-	-	-	28,192
	158,332	30,243	272	3,176	(627)	191,396
OPERATING EBITDA	44,739	8,922	(111)	(66)	(804)	52,680
Amortization of deferred sales commissions	12,393	-	-	-	-	12,393
Depreciation, depletion and amortization	3,524	1,219	8	588	-	5,339
Interest expense	1,558	2,125	343	4,987	(1,622)	7,391
Loss on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	27,264	5,578	(462)	(5,641)	818	27,557
Equity earnings	-	2,071	7,869	248	-	10,188
Non-controlling interest	(8,413)	(324)	217	-	-	(8,520)
	$ 18,851	$ 7,325	$ 7,624	$ (5,393)	$ 818	29,225
Dilution gains						3,547
Income taxes						(14,397)
NET EARNINGS FOR THE PERIOD						$ 18,375

DUNDEE CORPORATION	8

SEGMENTED RESULTS OF OPERATIONS

Three months ended MARCH 31, 2007 compared with the three months ended MARCH 31, 2006

WEALTH MANAGEMENT SEGMENT

➢

RESULTS OF OPERATIONS

In the first quarter of 2007, our wealth management segment earned operating EBITDA of $44.0 million and net earnings, before taxes and non-controlling interest, of $18.9 million on revenues of $243.5 million.  This compares with operating EBITDA of $44.7 million and net earnings, before taxes and non-controlling interest, of $27.3 million on revenues of $203.1 million during the first quarter of 2006.

Continued strong asset gathering activities and market performance have fostered historically high AUM levels in Dundee Wealth.  In the first quarter of 2007, AUM increased to $27.3 billion with net asset gathering activities of $0.8 billion, and on a year-over-year basis, mutual fund asset growth in our investment management division ranked sixth among the top 15 largest mutual fund companies.  Dundee Wealth’s strength in net asset additions continues to reflect superior investment performance and innovative investment products geared to meeting the needs of financial advisors and their clients.

(in millions of dollars)
As at and for the three months ended March 31,	2007	2006

Assets under management, beginning of period	$ 25,960	$ 19,299
Net asset gathering activities	775	819
Market appreciation	412	1,345
Changes in discretionary assets under management	110	111
Assets under management, end of period	$ 27,257	$ 21,574

Dundee Wealth is currently the 12th largest mutual fund company in Canada as reported by the Investment Funds Institute of Canada (“IFIC”).  Morningstar Canada, a widely respected independent research company, reported that for the eight consecutive months as of April 2007, the investment management division’s largest brand Dynamic FundsTM is the fund sponsor with the highest number of distinct mandates earning Morningstar's 5-star rating.  Five-star rated funds are generally considered to be those that generate superior risk-adjusted returns and indicate that the fund is in the top 10% of its category.

In the first quarter of 2007, Dynamic Funds™, earned a top prize at the first annual Lipper Fund Awards 2007 Canada – Best Equity Fund Family.  Dynamic also scored the highest number of "Fund of the Year" awards, with honours going to five funds in the Canadian Equity, Canadian Balanced, Canadian Income Trust, Global Equity and Asia/Pacific Rim Equity categories.  The "Fund Family Equity Assets Award" recognizes Dynamic as a leading Canadian investment firm with the highest average scores for all funds within the equity asset class category over the three-year period ended December 31, 2006.

(in millions of dollars)

For the three months ended March 31,	2007	% Change	2006
REVENUES
Management fees	$ 106.8	19%	$ 89.9
Redemption fees	4.0	21%	3.3
Financial services	115.0	7%	107.5
Banking interest income	14.7	n/a	0.7
Other	3.0	76%	1.7
	$ 243.5	20%	$ 203.1

Driven by increased AUM and strong fund performance, management fee revenues in the first quarter of 2007 increased to $106.8 million representing a 19% increase over the $89.9 million earned in the same period of 2006.

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Financial services revenue was $115.0 million for the first quarter of 2007, a 7% increase compared to $107.5 million for the same period of 2006.  Growth in AUA and a larger volume of institutional transactions increased commissions and trailer service fees by $12.4 million to $102.9 million.  Growth in commission and trailer service fee revenues were partially offset by a reduction in principal trading revenue, which decreased to $7.4 million in the first quarter of 2007 compared with $12.6 million in the same period of 2006.  Prior year portfolio trading revenue included an $8.0 million unrealized gain on warrants issued in connection with resource-based corporate finance initiatives.  These mark-to-market adjustments are largely dependent on capital market conditions in specific industry sectors.  Therefore, revenues may vary significantly from period to period.

Banking interest income was $14.6 million in the first quarter of 2007, up from $0.7 million in the same period of 2006.  This increase was driven by continued growth in the business of Dundee Bank of Canada.  Banking interest expense (shown with operating expenses in the table below) increased from $0.5 million to $11.6 million, also as a function of growth of the business.  The net interest margin (calculated as net banking interest, adjusted for brokerage commissions as a percentage of average assets) was 73 bps in the first quarter of 2007, up from 40 bps in the same quarter of last year (a 33 bps or 83% increase).  This increase in spread was driven by the growth in the deposit business, coupled with increases in the mortgage and structured credit business lines.

Operating expenses in Dundee Wealth, net of intersegment distribution fees, were $199.0 million in the first quarter of 2007, compared with $157.8 million in 2006.

(in millions of dollars)

For the three months ended March 31,	2007	% Change	2006
OPERATING EXPENSES
Selling, general and administrative	$ 79.5	26%	$ 63.3
Variable compensation	78.0	11%	70.4
Trailer service fees	30.4	26%	24.2
Banking interest expense	11.6	n/a	0.5
	199.5	26%	158.4
Intersegment distribution fees	(0.5)	(17%)	(0.6)
Total	$ 199.0	26%	$ 157.8

Selling, general, and administrative (“SG&A”) costs have increased from $63.3 million in the first quarter of 2006 to $79.5 million in 2007.  Part of this increase is in keeping with Dundee Wealth’s strategic decision to be an advocate for the advice channel, which has resulted in increased advertising and marketing costs and costs associated with improved levels of service.  SG&A costs in 2007 also include a number of new and start up business initiatives such as the formal launch of the Bank in September 2006 and the establishment of DFG Investment Advisers, Inc. early in 2007.  There are no significant comparable SG&A costs related to these activities in the previous period.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in our products.  Trailer service fees are calculated as a percentage of the fair value of associated AUM.  Therefore, we expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  As a percentage of average AUM, trailer service fees paid in the first quarter of 2007 increased to approximately 0.59% (2006 – 0.56%) or 33% (2006 – 32%) of total management fee revenue earned from these assets.  This increase is primarily attributed to a higher average proportion of AUM from front-end asset gathering activities, which pay a higher trailer service fee.

DUNDEE CORPORATION	10

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CHANGES IN FINANCIAL CONDITION

Establishment of a $350 million Credit Facility

On February 15, 2007, Dundee Wealth entered into a credit facility for a maximum of $350 million, subject to reduction in certain circumstances, with a Canadian chartered bank.  The facility bears interest, at Dundee Wealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.625%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.  Other terms and conditions of the credit facility are provided in note 23 to the 2006 Audited Consolidated Financial Statements.  On March 31, 2007, Dundee Wealth had borrowed $68.1 million against this facility.

Issuance of 4.75% Cumulative Redeemable First Preference Shares, Series 1 by Dundee Wealth

On March 13, 2007, Dundee Wealth issued 6,000,000 4.75% cumulative redeemable first preference shares, series 1 (“Wealth Series 1 Shares”) at a price of $25 per Wealth Series 1 Share.  Details of the terms and conditions of the Wealth Series 1 Shares are provided in note 23 to the 2006 Audited Consolidated Financial Statements.

Balances Related to the Brokerage Division

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts to or from brokers and dealers that are pending settlement.  While changes in these balances may impact regulatory capital requirements in our regulated subsidiaries, they do not necessarily reflect any change in our financial position.  As at March 31, 2007, client accounts receivable were $506.4 million (December 31, 2006 – $320.6 million) and client deposits and related liabilities were $429.7 million (December 31, 2006 – $264.9 million).

Bank Indebtedness (Call Loan Facilities)

Dundee Securities has established call loan facilities for $225 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  As with client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a meaningful change in Dundee Wealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at March 31, 2007 totalled $47.1 million (December 31, 2006 – $49.7 million), are reported as bank indebtedness.

Balances Related to the Banking Division

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client accounts and loans receivable in Dundee Wealth’s banking division include residential mortgages and consumer loans that are included as assets on our consolidated balance sheet and client deposits that are included as liabilities on our consolidated balance sheet.

Client accounts and loans receivable primarily comprise residential mortgages which increased to $148.3 million at March 31, 2007 compared with $111.4 million as at December 31, 2006.  In addition, client accounts and loans receivable at March 31, 2007 include $9.8 million of consumer loans.  In 2007, the effective yield of Dundee Wealth’s portfolio of mortgage and consumer loans was 5.1% (December 2006 – 5.1%).  At quarter-end, outstanding mortgage loan commitments from mortgage lending activities were $157.0 million (December 31, 2006 - $42.0 million).

Client deposits and related liabilities in the banking division aggregated $1.5 billion at March 31, 2007 (December 31, 2006 - $0.9 billion) and consist primarily of amounts deposited into Dundee Bank of Canada’s Investment Savings Account.

DUNDEE CORPORATION	11

Available-for-Sale Securities Owned, Banking

As at March 31, 2007, Dundee Bank of Canada’s available-for-sale securities totalled $1.4 billion stated at fair values in accordance with new accounting standards.  The breakdown of investments is as follows:

(in millions of dollars)
	March 31, 2007	December 31, 2006
Securities issued or guaranteed by the Government of Canada	$ 16.3	$ 126.4
Commercial paper	877.3	571.2
Corporate bonds	233.3	61.7
Collateralized debt obligations	301.0	104.3
	1,427.9	863.6
Transitional adjustment (note 1)	-	2.9
	$ 1,427.9	$ 866.5

At March 31, 2007, Dundee Bank of Canada held 29 collateralized debt obligation positions totaling $301 million at fair value.  These positions were predominantly collateralized loan obligations, which are collateralized debt obligations with loans as the underlying asset class.  Twenty-one percent of the collateralized debt obligation positions held by Dundee Bank of Canada were rated AA or better by Moody’s; 66% were rated A, and the remaining 13% were rated BBB.

Accounts Receivable and Accounts Payable

Dundee Wealth’s accounts receivable balance at the end of the first quarter of 2007 decreased to $87.3 million from $232.1 million at the end of 2006.  Included in the December 31, 2006 balance are performance fees associated with our investment products which were paid in the first quarter of 2007.  These performance fees have associated direct expenses which, together with costs related to our expanded business activities, have contributed to an increased balance in accounts payable and their payment in the first quarter accounted for the decrease in accounts payable at March 31, 2007.

REAL ESTATE SEGMENT

➢

RECENT DEVELOPMENTS

Price Adjustment to Disposition of Property Manager to Dundee REIT

In May 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company, to Dundee REIT.  Proceeds from the sale were satisfied initially through the issuance of 450,000 limited partnership units of DPLP, with a price adjustment for up to an additional 100,000 units of DPLP, to be issued to Dundee Realty subject to a formula based on certain minimum levels of future acquisitions to be completed by DPLP prior to June 30, 2007.  At December 31, 2006, 55,326 DPLP units had been earned, with the balance of 44,674 DPLP units earned in the first quarter of the current year, for which Dundee Realty recorded proceeds of $0.9 million.

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $35.0 million in the first quarter of 2007 compared with $7.3 million in the same period of 2006.  Contribution margins from land and housing operations represent $10.7 million of this increase, with equity earnings and associated dilution gains from our investment in Dundee REIT representing an additional $13.8 million.  In the first quarter of the current year, we recognized a gain of $4.9 million from the disposition of Dundee REIT units pursuant to tenders of our Exchangeable Debentures (See “Corporate Debt”).

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $21.7 million on revenues of $64.2 million in the first quarter of 2007.  This compares with contribution margins of $11.0 million on revenues of $39.2 million in the same period of 2006.  Margins include a $6.4 million gain on the sale of revenue properties.

DUNDEE CORPORATION	12

(In thousands of dollars)
	Three months to March 31, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin
Revenue properties	$ 17,532	$ 8,042	$ 9,490
Land	36,991	25,461	11,530
Housing and condominiums	9,113	9,037	76
Management fees	12	-	12
Other	581	-	581
	$ 64,229	$ 42,540	$ 21,689

	Three months to March 31, 2006
	Revenue	Costs	Margin
Revenue properties	$ 11,395	$ 8,222	$ 3,173
Land	16,336	9,484	6,852
Housing and condominiums	9,542	9,144	398
Management fees	1,447	882	565
Other	445	460	(15)
	$ 39,165	$ 28,192	$ 10,973
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties

Margins earned from revenue properties were $9.5 million in 2007 compared with $3.2 million in 2006.  Arapahoe Basin, our ski resort in Colorado, achieved another record season.  In March, Dundee Realty opened a mid-mountain lodge, which was well received.  Approval for the expansion into Montezuma Bowl has been obtained and we initiated construction of the lift.  When completed, this will add 80% to skiable terrain at this location.  Net operating income from the Bear Valley ski resort in California decreased to $0.6 million in the first quarter of 2007 compared with $0.7 million in the first quarter of 2006, partially due to a lack of snowfall accumulation in the area.

On February 15, 2007, Dundee Realty completed the sale of four residential apartment buildings in Toronto, Ontario for net proceeds of $20.4 million, recognizing a gain of $6.4 million on the transaction.

Renovations undertaken in the Distillery Historic District in Toronto, Ontario allowed for both an expansion of net rentable area and for increased base rents per square foot.  Net operating income from commercial property increased from $0.2 million in the first quarter of 2006 compared with $0.8 million in the current quarter.

Land

Dundee Realty continues to have a positive outlook for land sales in Western Canada.  During the first quarter of 2007, Dundee Realty sold 79 lots in Regina compared with 38 in the prior year and in Edmonton, lot sales increased to 242 compared with 135 in the prior period.  Revenue from land sales was $37.0 million generating an operating profit of $11.5 million in the first quarter of 2007.  This compares with revenue of $16.3 million generating an operating profit of $6.9 million in the same period of 2006.

Housing Operations

Housing operations in Western Canada generated revenues of $9.1 million and margins of $0.2 million in the first quarter of 2007 compared with revenues of $5.5 million and an operating loss of $0.1 million in the same period of last year.  Improved margins resulted from both strong demand and consistent lot supply and has translated into higher volumes and margins in this area of our business.

Revenues and net operating margins from housing operations in the first quarter of last year included $4.0 million and $0.5 million, respectively, relating to the River Meadows project in Colorado.  There is no comparable activity in the first quarter of 2007.

DUNDEE CORPORATION	13

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets decreased by approximately 15% since December 31, 2006 to $319.5 million at March 31, 2007.

 (in thousands of dollars)

As at	March 31, 2007	% Change	December 31, 2006
Land	$ 166,699	(8%)	$ 181,606
Housing and condominiums	99,781	11%	90,025
Revenue properties	53,008	(48%)	102,329
	$ 319,488	(15%)	$ 373,960

Land under Development and Land Held for Development

In the first quarter of 2006, Dundee Realty incurred aggregate development costs on land of approximately $8.6 million, mainly in Saskatoon and Edmonton as well as in Toronto and Calgary.  Development approval for the Providence project in Calgary is still pending, but we expect to initiate development in 2008.  Development approval for the Old Banff Coach Road project, a 44-acre site in west Calgary, is expected in the second quarter of 2007.  We expect to see a significant increase in sales in Calgary over the course of the next two years as these two projects move into development.

Dundee Realty is also in the process of obtaining development approval for the Westbridge project in Regina which will prove to be a strategic site as it is located central to Regina’s growth plans.

Inventory of Housing and Condominiums

Overall, we continue to see a strong housing market, especially in Western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums in that region.  During the first quarter of 2007, Dundee Realty incurred development costs of $9.8 million on housing developments in Saskatoon and Regina.  The Princeton development site in Calgary is nearing completion and the initial closing is anticipated by the second quarter of 2007.

Development costs on the 378-unit Pure Spirits condominium project at the Distillery Historic District in Toronto were $4.8 million.  In the first quarter of 2007, Dundee Realty obtained approval to sever the southeast corner in accordance with its expansion plans.

Revenue Properties

The sale of residential apartment buildings in Toronto, as previously discussed, reduced Dundee Realty’s portfolio of revenue properties by approximately $48.7 million.

Real Estate Debt

Real estate debt as at March 31, 2007 was $173.2 million (December 31, 2006 – $224.8 million), including $48.3 million (December 31, 2006 - $68.3 million) relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  The decrease in the balance is primarily because of repayment of debt of $36 million upon the sale of the Toronto apartments combined with reductions in housing advances and land mortgages as a result of other sales.

Real estate debt is generally secured by charges on specific properties to which the debt relates.  Approximately $22.2 million (December 2006 - $60.9 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 5.90% (December 2006 – 5.24%) and matures between 2007 and 2014.  Another $151.0 million (December 2006 - $163.9 million) of real estate debt is subject to a weighted average variable interest rate of 6.02% (December 2006 – 6.07%).

DUNDEE CORPORATION	14

Dundee REIT

Included in our equity earnings for the quarter ended March 31, 2007 is $15.8 million from our investment in Dundee REIT (2006 - $2.1 million).  Our equity earnings include a dilution gain of $13.5 million, primarily from the issuance of equity in Dundee REIT and from the exercise of exchange rights associated with its convertible debt.

Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At March 31, 2007, Dundee REIT’s portfolio consisted of approximately 22.1 million square feet of gross leaseable area, located primarily in its target markets of Toronto, Ottawa, Montreal, Calgary and Edmonton.

In the first quarter of 2007, Dundee REIT reported occupancy rates of 97%, an all time high.  Acquisitions of revenue properties were $542 million, with another $51.9 million under contract.  Dundee REIT’s net income in the first quarter of 2007 was $8.4 million, compared with net income of $3.2 million earned in the same quarter of 2006.

We received distributions from Dundee REIT of $4.7 million in the first quarter of 2007 compared with $5.0 million in the same period of 2006.  We continue to elect to receive these monthly distributions in additional units and, as at March 31, 2007, we held 7.8 million units of DPLP (December 31, 2006 - 8.6 million units of DPLP and 0.1 million Dundee REIT units).  This represents an interest of approximately 16%.

As at March 31, 2007, the market value of our aggregate investment in Dundee REIT was $311.9 million.  We have an obligation to deliver up to a maximum of 1.3 million additional units of Dundee REIT with a value at March 31, 2007 of $51.3 million pursuant to the exchange feature of our debenture.

RESOURCES

Earnings before taxes in the resources segment decreased to $3.6 million in the first quarter of 2007 compared with $7.6 million in the same period of 2006.  This decrease is accounted for by reduced earnings in several of our equity accounted investments, notably Breakwater and Dundee Precious, as well as incremental operating costs relating to our Bolivian investment.  Currently, operating results in our resources segment are derived primarily from equity earnings.  Eurogas continues to center its activity on the international development of infrastructure and energy projects that are not yet operational.

Eurogas Corporation

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field (located 21 kilometres off the eastern Mediterranean coast of Spain) to natural gas storage operations.  Eurogas is the majority interest holder of the Castor UGS Project with a 73.7% ownership interest.

During the quarter, management continued to advance the Project on technical, financial and managerial levels.  Castor UGS Project is the first underground gas storage project to be developed under Spain’s current energy regulatory regime and will become a regulated utility forming a crucial element of Spain’s energy infrastructure.  The Project requires successful completion of a complex permitting process, including the grant of the Exploitation Concession.  The Ministry of Industry is currently finalizing regulations related to this ongoing permitting process.  Eurogas has provided input to the roadmap being completed by the Ministry, and continues to do so with the assistance of ACS Group under a Collaboration Agreement reached in December 2006.  A refundable guarantee of approximately $12 million is due upon application for certain permits.

Management of Eurogas anticipates the cost of the Castor UGS Project to be approximately $1.2 billion, which will be incurred over a period of years, however the Front End Engineering and Design Study (“FEED Study”) currently underway will further define this cost estimate.  Eurogas will need to arrange project financing to advance the Project’s development.  On March 5, 2007 Eurogas announced an agreement with Deutsche Bank, whereby Deutsche Bank will act as financial advisor to Eurogas with respect to the project financing.

DUNDEE CORPORATION	15

Eurogas is also currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds a 45% interest in the 1.0 million acre Sfax Permit.  Eurogas is the non-operating partner in the permit.  Eurogas continued its evaluation of the Ras el Besh (“REB-3”) discovery during the quarter.  In preparation for potential production at REB-3, subsequent to the end of the quarter, Eurogas and its partner finalized the purchase of a production jack-up rig and will take possession of the vessel in May 2007.  The total purchase price is US$2.5 million and additional funds will be required for refurbishment.  Drilling plans have not been finalized but costs are currently estimated at US$8.5 million, a portion of which has been incurred to date.

During the quarter, Eurogas incurred a net loss of $0.4 million and incurred $3.8 million of capital investment, of which $3.3 million was invested in Spain and largely related to costs associated with the FEED Study, with the balance invested in Tunisia.

Resource Based Equity Accounted Investees

In the first quarter of 2007, equity earnings from resource investments were $5.3 million compared with $7.9 million earned in the first quarter of 2006.

Dundee Precious Metals Inc.

During the quarter ended March 31, 2007, Dundee Precious reported net earnings of $11.0 million compared with $3.7 million in the first quarter of 2006.  In the first quarter of 2007, gross profits from mining operations were $8.7 million on mining revenues of $20.9 million.  This compares with gross profits of $10.1 million on mining revenues of $19.8 million in 2006.  Higher revenues resulted from higher metal prices, specifically for gold and copper, offset by a decrease in tonnes sold.

Dundee Precious reported net investment income of $17 million, including $20 million realized from disposition of investments, offset by net losses incurred in respect of certain commodity put options.  At March 31, 2007, Dundee Precious had working capital of approximately $48 million and an investment portfolio with a market value of approximately $147 million.

Dundee Precious filed environmental impact assessments (“EIA”) with the Bulgarian Ministry of Environment and Waters (“Ministry”) in respect of its Chelopech Mine and Krumovgrad Gold Project in Bulgaria.  Subsequent to March 31, 2007, the Supreme Administrative Court of Bulgaria revoked the silent refusal on the part of the Ministry, instructing the Ministry to issue a decision on Chelopech’s EIA. Despite the final court ruling, the Ministry continues to withhold its decision on the Chelopech EIA.  Discussions with the government have commenced, but continued delays may force Dundee Precious to seek redress in the International Courts for international violations and may also result in a relocation of the planned Metals Production Facilities to a more collaborative jurisdiction.  In addition, an appeal hearing was held on May 10, 2007 to consider the Ministry’s application to have the court decision to revoke the silent refusal of the Ministry on the Krumovgrad EIA reversed.  A decision is expected within 30 days.  Dundee Precious intends to protect its rights to the Krumovgrad Project.

In the first quarter of 2007, we recorded equity earnings of $2.5 million and aggregate accumulated comprehensive income of $5.2 million in respect of our investment in Dundee Precious.  Accumulated other comprehensive income relates primarily to unrealized gains in respect of Dundee Precious’ own portfolio of investments.

At March 31, 2007, we held approximately 11.4 million shares of Dundee Precious with a market value of $124.5 million, representing a 21% interest.

Breakwater Resources Ltd.

Breakwater is a base metals company with operations in Canada, Honduras and Chile, producing zinc, lead, copper and gold concentrates.  Breakwater reported net earnings of $15.3 million in the first quarter of 2007 compared with approximately $38.3 million earned in the same quarter of 2006.  Earnings in the first quarter of 2006 included the recognition of an income tax asset of $26 million in anticipation of increased metal prices and resulting higher profitability.

In the first quarter of 2007, Breakwater realized contribution margins from mining activities of $29.4 million on net revenues of $58.0 million compared with contribution margins of $21.0 million on net revenues of $55.8 million in the same period of 2006.

DUNDEE CORPORATION	16

During the first quarter of 2007, we exercised warrants to acquire an additional 30.8 million shares of Breakwater for $0.20 per share or $6.2 million in aggregate.  As a result, our percentage in Breakwater was increased by approximately 5% from 19% to 24%, quarter over quarter.

Equity earnings from our investment in Breakwater were $2.8 million and we recorded aggregate accumulated other comprehensive losses of $0.3 million.  At March 31, 2007 we held 101.9 million shares of Breakwater with a market value of approximately $190.5 million, representing a 24% ownership interest.

Valdez Gold Corporation

Valdez’s principal focus is to exploit the exploration potential of its Los Jarros and Jarros Norte properties in Mexico.  Valdez acquired the property through claim staking and title is maintained by paying property taxes to the Federal Government of Mexico and meeting certain assessment requirements.  Work performed to date has focused primarily on general maintenance and on obtaining an exploitation title.

Valdez initiated a first stage exploration program on the Jarros Norte property in October 2006.  The preliminary results of the program, which was completed in April 2007 point towards five potential gold anomalous targets.  Valdez is continuing to review and analyze data collected.

At March 31, 2007, we held 26.5 million shares of Valdez with a market value of $10.3 million representing a 34% interest.  Equity losses were nominal in both the first quarter of 2007 and 2006.  However, we recognized accumulated other comprehensive income of $1.7 million in respect of our investment, representing unrealized market appreciation on investments held by Valdez directly.

Corona Gold Corporation

At March 31, 2007, we held approximately 5.0 million shares of Corona with a market value of $3.0 million, representing a 27% interest.

No exploration work was carried out on any of the Corona properties in 2006 or 2007 to date.  However, all claims were kept in good standing.  This involved the distribution of available assessment work credits on the Thunder Lake Properties and on the Sugar Zone property.  In addition, option payments were made in accordance with option agreements covering certain patented claims that form parts of the Thunder Lake West property.

In March 2007, Corona announced that it was in preliminary negotiations with third parties with respect to the possible sale of its interest in the Thunder Lake Properties.  Subsequent to March 31, 2007, Corona announced that it had entered into a letter of intent to sell its interest in the Thunder Lake Properties to Laramide Resources Ltd. (“Laramide”).  In exchange, Corona is expected to receive cash consideration of $15 million and a 10% interest in a new public company to be formed by Laramide to hold the Thunder Lake Properties, Laramide’s adjacent Goliath property and Laramide’s other non-uranium assets.  The agreement with Laramide is subject to a number of conditions, including, but not limited to completion of a definitive agreement and Laramide’s right to complete due diligence on the Thunder Lake Properties.

Other Activities in Dundee Resources

Investment in AITCO Barbados

In 2006, Dundee Resources acquired a 50% equity interest in a wholly owned subsidiary of AITCO International (“AITCO Barbados”) for US$5 million.  Dundee Resources also provided AITCO Barbados with a US$6 million line of credit.  Under a shareholder agreement with AITCO, the proceeds of this financing are to be used by AITCO Barbados to evaluate and develop certain prospective tin mining projects in Bolivia (the “Bolivian Projects”) and to pursue other exploration and development opportunities in the tin mining industry.

At March 31, 2007, Dundee Resources had invested Cdn$8.3 million in the Bolivian Projects.  While the initial exploration results and scoping study level analysis indicate that further exploration and development of the Bolivian properties is warranted,

DUNDEE CORPORATION	17

Dundee Resources has opted to delay further investment in its Bolivian Projects and has put existing projects on a care and maintenance program until there is more clarity about the investment climate in Bolivia.

In the first quarter of 2007, AITCO Barbados signed a letter of intent to acquire a tin property in Brazil (the “Brazilian Property”).  Completion of the acquisition requires completion of a definitive agreement with the vendors and the completion of due diligence on the Brazilian Property by September 2007.  If AITCO Barbados proceeds with the acquisition of the Brazilian Property, then it is anticipated that AITCO Barbados will spend the remaining amounts committed by Dundee Resources in completing the initial exploration and development of the Brazilian Property over the next 12 to 18 months.

Iberian Minerals Corp. (“Iberian”)

Iberian, through its wholly owned Spanish operating subsidiary, Minas de Aguas Tenidas SAU is currently proceeding with the reopening of the Aguas Tenidas copper/zinc project location in Spain.  In January 2006, a feasibility report on the project was prepared by SRK Consulting of Cardiff UK, which demonstrated the technical feasibility and economic viability of the project.  The project has sufficient reserves for a 13 year operating life at a production rate of 1.60 million tonnes annually.  Iberian also signed a long-term offtake agreement with Trafigura Beheer AG for the sale of all its metal concentrates from Aguas Tenidas.

Iberian is in the process of arranging final financing for the project.  The feasibility study completed in 2006 indicates that Iberian will need an additional US$100 million of debt financing in order to complete construction of the mine.  Site clearance in preparation for the start up of construction, began in the fourth quarter of 2006.

In addition to the Aguas Tenidas project, Iberian holds an extensive land position of exploration properties within the Iberian Pyrite Belt.

At March 31, 2007, Dundee Resources held a $25 million, 5-year convertible subordinated secured debenture (the “Debenture”) in Iberian, the outstanding principal amount of which is convertible into units of Iberian at a conversion price that increases from $1.25 per unit to $1.52 per unit at maturity of the Debenture. Dundee Resources holds 463,904 shares of Iberian received to date in lieu of interest under the terms of the debenture.  In addition, Dundee Resources holds 2.8 million special warrants of Iberian.  The proceeds of the issuance and sale of the special warrants by Iberian is being held in escrow and will only be released to Iberian upon receipt of a permit from the applicable Spanish authorities for expansion of the activity at Aguas Tenidas Mine and the issuance of 30 million common shares pursuant to previously issued installment receipts.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Under new accounting standards, unrealized gains and losses on securities designated as being available for sale are recorded as a component of other comprehensive income.

(in thousands of dollars)

For the three months ended March 31,	2007	2006
Investment income	$ 3,409	$ 2,424
Equity earnings	97	248
	$ 3,506	$ 2,672

DUNDEE CORPORATION	18

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $2.6 million in the first quarter of 2007 compared with $3.2 million in the first quarter of 2006.

Corporate Interest Expense

Corporate interest expense was $3.4 million in the first quarter of 2007 compared with $5.0 million in the same quarter of 2006.  The decrease is primarily a function of the reduction in the outstanding balance of the Company’s exchangeable debentures over the period.

Income Tax Provision

Consolidated income tax expense in the first three months of 2007 was $19.8 million, giving rise to an effective income tax rate, of 31% on the aggregate of operating earnings and share of earnings of equity accounted investees.  Dilution gains are reported without a corresponding tax effect.  This effective rate is lower than the combined Canadian federal and provincial statutory income tax rate of 36% due primarily to the recognition of non-taxable equity earnings.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Funds
		Management	under	Customer	Bank
	Goodwill	Contracts	Administration	Relationships	Licence	TOTAL
Balance, December 31, 2006	$ 347,719	$ 71,377	$ 15,624	$ 5,874	$ 1,439	$ 442,033
Acquisition of non-controlling interest in DWM	65,610	203,150	-	-	-	268,760
Amortization (1)	(2,425)	-	(326)	(333)	-	(3,084)
Balance, March 31, 2007	$ 410,904	$ 274,527	$ 15,298	$ 5,541	$ 1,439	$ 707,709

(1)  In the first quarter of 2007, we determined that it was appropriate to provide $2.4 million against the carrying value of goodwill relating to international banking activities.

The most significant changes in goodwill and other intangible assets during the first quarter of 2007, relate to the acquisition of the non-controlling interest in DWM.  Dundee Wealth allocated the aggregate purchase price of $331 million to the fair value of the assets acquired, with any residual amount allocated to goodwill.  Accordingly, Dundee Wealth allocated $203 million of the purchase price to the carrying value of investment management contracts, with $66 million being allocated to goodwill.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”).

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.  See note 13 to the 2006 Annual Consolidated Financial Statements.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

Revolving Term Credit Facilities ─ In the third quarter of 2006, we renewed our $100 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2007.  The amended facility provides for tiered interest charges and standby fees, similar in nature to our previous facility.  As at March 31, 2007 and for the quarter then ended, the Company had complied with all financial covenants of the facility.

DUNDEE CORPORATION	19

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the first quarter of 2007, holders of Exchangeable Debentures exercised the conversion feature on $27.0 million of debt.  We released 905,871 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $4.9 million.

Earnings in the first quarter of 2007 include a $6.7 million gain on our outstanding Exchangeable Debentures.  At March 31, 2007, there were $38.4 million (December 31, 2006 - $65.4 million) of Exchangeable Debentures outstanding.  If holders exercised their exchange right, we would have to deliver approximately 1.3 million (December 31, 2006 – 2.2  million) Dundee REIT units in settlement which are currently being held in escrow.  The market value of these Dundee REIT units was approximately $51.3 million at March 31, 2007 (December 31, 2006 - $85.0 million) and, in accordance with Canadian GAAP, we have adjusted the value of the Exchangeable Debentures on our consolidated balance sheet in the quarter to equal the market value of the Dundee REIT units we would have to deliver.  Any changes in the value of the Dundee REIT units that we would have to deliver on an exchange are charged or credited to earnings in the appropriate periods.  Accumulated losses will never be realized because the Company is holding the equivalent number of Dundee REIT units that it intends to use to satisfy the exchange.  Under Canadian GAAP, the Company cannot similarly revalue the investment in Dundee REIT units because it is accounted for on an equity basis.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition”.

Future Income Tax Assets and Liabilities

Our net future income tax liability at March 31, 2007 was $166.6 million (December 31, 2006 – $87.1 million) including future income tax liabilities aggregating $235.3 million (December 31, 2006 – $152.0 million), offset by future income tax assets of $68.7 million (December 31, 2006 – $64.9 million).

Significant changes in future income tax balances during the first three months of 2007 were:

Ö

A $67 million increase in future income tax liabilities related to Dundee Wealth Management Inc.’s acquisition of the non-controlling interest in DWM Inc.  This acquisition was accounted for as a step acquisition with $203 million of the aggregate purchase price being allocated to investment management contracts.  In accordance with Canadian GAAP, the Company is required to calculate and include the potential income tax liability that could be incurred in respect of a possible divestment of this asset, whether or not the Company intends to do so; and

Ö

An increase in future income tax liabilities of approximately $15 million in connection with the adoption by the Company of the new financial instruments standards (see “Changes in Accounting Policies”).  These standards require that all financial assets (with some exceptions) of the Company be measured at fair value and that the associated income tax liability or recovery be calculated and reported.

DUNDEE CORPORATION	20

Non-Controlling Interest

Non-controlling interest decreased from $471.3 million at the end of 2006 to $458.9 million at March 31, 2007.  A significant part of the decrease results from the purchase by Dundee Wealth of the non-controlling shareholder’s interest in DWM, its operating subsidiary.  Other changes in the carrying value of non-controlling interest are detailed in the table that follows.

(in thousands of dollars)
	DWM	Dundee	Dundee
	Inc.	Wealth	Realty	Eurogas	Total
Balance, December 31, 2006	$ 147,598	$ 262,505	$ 22,228	$ 38,982	$ 471,313
Non-controlling interest in earnings	963	3,221	2,037	(170)	6,051
Non-controlling interest in capitalized costs	-	-	-	429	429
Non-controlling interest in accumulated other comprehensive income	714	3,057	-	-	3,771
Dividends paid to non-controlling shareholders	(20,000)	(1,014)	-	-	(21,014)
Transactions allocated to non-controlling shareholders	-	8,277	253	278	8,808
Repurchase of non-controlling interest	(129,275)	175,890	-	-	46,615
Dilution gains resulting from transactions by non-controlling shareholders	-	(56,830)	(104)	(142)	(57,076)
Balance, March 31, 2007	$ -	$ 395,106	$ 24,414	$ 39,377	$ 458,897

Share Capital

At March 31, 2007, there were 24,067,586 Subordinate Shares and 1,040,303 Class B common shares outstanding.  During the first quarter of 2007, we have issued 6,500 Subordinate Shares on the exercise of options at $29.60 per share.  All of these options were exercised at their 10-year maturity date.  As at March 31, 2007, we had granted 1,388,048 options with a weighted average exercise price of $20.49 of which 1,194,048 options were exercisable, as holders had met the vesting criteria.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents decreased from $250.3 million at the end of 2006 to $164.7 million as at March 31, 2007.  In addition to cash and cash equivalents, available-for-sale corporate investments include redeemable funds managed by Dundee Wealth with a fair value of $92.6 million (December 31, 2006 – $90.0 million; carrying value at December 31, 2006 of $83.9 million).

Significant changes in our cash position and significant uses or sources of cash for the quarter ended March 31, 2007 are detailed below:

Significant Cash Flows from Operating Activities

Ö

The effect of changes to client account balances and securities owned and sold short will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements of cash in these operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position and, in fact, cash accessibility may be restricted due to the regulatory environment in which these subsidiaries operate.  During the first quarter of 2007, variations in these balances created operating cash outflows of $91.2 million compared with a cash outflow of $36.8 million in the same quarter of 2006.

Ö

Operations in Dundee Realty generated operating cash flows of $2.3 million in the first quarter of 2007.  Cash utilized in the development of land, housing and condominium inventory was approximately $3.0 million in the first quarter of this year.  In the same period of the prior year, real estate operations in Dundee Realty required  cash of $3.7 million, including $5.3 million for land, housing and condominium activities.

Significant Cash Flows from Investing Activities

Ö

To acquire the 16.3% non-controlling interest in DWM, Dundee Wealth paid cash of $154.5 million.

Ö

Gross additions of new AUM in our subsidiary’s investment management division were $2.6 billion in the first quarter of 2007 (2006 – $2.1 billion).  Sales commissions paid on these new assets were $30.9 million (2006 – $26.5 million).

DUNDEE CORPORATION	21

Ö

In the first quarter of 2007, we invested $44.9 million (2006 – $8.8 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $0.6 million in the first quarter of 2007 (2006 – $0.2 million).

Ö

Real estate acquisitions and development activities (other than for inventory referred to above) generated cash of  $17.9 million in the first quarter of 2007, including net proceeds of $20.4 million on the sale of certain apartment buildings in Toronto.  This compares with $9.0 million of cash required for these activities in the first quarter of 2006.

Ö

Amounts paid for leasehold improvements in respect of our new office premises in downtown Toronto were $7.0 million in the first quarter of 2007.

Significant Cash Flows from Financing Activities

Ö

In the first quarter of 2007, and facilitated by the proceeds received on the sale of revenue properties, real estate operations repaid a net amount of $21.2 million against their available lines of credit or against certain underlying properties.  In the same quarter of the previous year, Dundee Realty repaid $0.9 million against these facilities.

Ö

DWM, the wholly owned operating subsidiary of Dundee Wealth paid a dividend of $122.9 million , of which $20 million was paid to its non-controlling shareholder, with the balance being paid to Dundee Wealth and eliminated in these consolidated financial statements.

Ö

In March 2007, Dundee Wealth raised $150 million, less issue costs of $4.4 million, through the issuance of 4.75% cumulative redeemable first preference shares.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At March 31, 2007, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

The Company’s $100 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  The Company had drawn $99.5 million under this facility at March 31, 2007.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our Exchangeable Debentures and Series 1 Shares.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

The Company’s cash requirements have changed significantly as a result of the formal launch of Dundee Bank of Canada.  Capital requirements are based in part on the level of deposits that are received, which have grown to $1.5 billion at March 31, 2007, mostly due to the Investment Savings Account product launched in the third quarter of 2006.  This will necessitate the infusion of additional capital.  Dundee Bank of Canada is generating losses and is not expected to achieve profitability until its deposit base increases to a sufficient size to offset expenses for operations.  Similarly, our other regulated businesses require additional capital as they grow.  With the addition of new trading operations in Dundee Wealth’s brokerage division and broader corporate finance activities, we expect that Dundee Wealth’s brokerage operations will likely require capital throughout 2007.  These activities include those of Dundee Wealth’s newly formed structured credit division in New York.

A recurring capital requirement is the financing required for mutual fund sales commissions, which Dundee Wealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  In anticipation of these various cash requirements and in view of its negotiations at the end of 2006 to purchase the non-controlling interest in DWM from CDP, Dundee Wealth entered into a new $350 million credit facility with a Canadian chartered bank in February 2007.  In February 2007, Dundee Wealth acquired CDP’s non-controlling interest in DWM which was partially satisfied by cash of $155 million.  Thereafter, Dundee Wealth completed its preference share issuance, raising net proceeds of approximately $145 million.

DUNDEE CORPORATION	22

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  Our real estate segment has a revolving term credit facility of $100 million, providing us with increased flexibility to operate this business efficiently.

As previously discussed, Eurogas intends to embark on a major project in Spain whereby it will construct an underground gas storage facility at an estimated cost of approximately $1.2 billion.  Outside project financing will be required in order for Eurogas to complete the construction.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2007	2006*					2005*
For the three months ended,	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

Revenues	$ 315,205	$ 402,608	$ 229,205	$ 247,598	$ 244,076	$ 345,282	$ 205,693	$ 178,125
Dilution gain (loss)	57,076	550	2,098	(2,385)	3,547	2,946	638	97
Net earnings	94,283	35,836	3,300	36,178	18,375	43,478	6,462	4,166

Earnings per share
Basic	$ 3.76	$ 1.43	$ 0.13	$ 1.44	$ 0.74	$ 1.74	$ 0.26	$ 0.16
Diluted	$ 3.60	$ 1.22	$ 0.12	$ 1.36	$ 0.68	$ 1.64	$ 0.25	$ 0.15
* Restated for Breakwater change of accounting policy

➢

In the first quarter of 2007, the Company recorded a significant dilution gain of $55.7 million in respect of shares issued upon the acquisition of the non-controlling shareholder’s interest in DWM.  In the third quarter of 2006, the Company recorded a dilution loss with respect to its interest in Dundee Realty of $7.0 million.

➢

Net earnings in the first quarter of 2007 include a gain on our Exchangeable Debentures of $6.7 million.  In the fourth and third quarters of 2006 we recorded losses of $4.5 million and $15.1 million, respectively.  As previously discussed, Canadian GAAP requires that we state our liability in respect of our Exchangeable Debentures at the higher of the face value of the debentures or the value of the underlying units of Dundee REIT that would be delivered in the event that all exchange rights were tendered.  However, Canadian GAAP does not permit us to similarly revalue our investment in the Dundee REIT units that we intend to use to settle the exchange right.  This causes a discontinuity in earnings and we may therefore experience significant fluctuations in earnings on a period by period basis.

➢

Revenue properties were sold in the first quarter of 2007, generating a gain on sale of $6.4 million.  Dundee Realty closed land and housing sales largely in Calgary, Edmonton and Colorado in the fourth quarter of 2005, generating aggregate revenues, including rents, of approximately $141.0 million in that period, compared with approximately $69.5 million in the fourth quarter of 2006.  Real estate operating costs were $107.8 million in 2005, compared with $51.7 million in the same quarter of 2006.  Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.

➢

Revenues in each of the fourth quarters of 2006 and 2005 include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on market values as at the respective year ends of the underlying portfolio, and accordingly they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2006 and 2005 included performance fee revenues of $125.0 million and $32.2 million, respectively.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

DUNDEE CORPORATION	23

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control and also due to dilution gains and losses in investee companies.  This is particularly evident commencing in the second quarter of 2006 where higher metal prices increased earnings in Breakwater and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.  This continued in the third and fourth quarters of 2006 with equity earnings of $10.4 million and $13.2 million, respectively.  In the first quarter of 2007, equity earnings were $21.3 million which includes $15.8 million from Dundee REIT.

➢

In the fourth quarter of 2006, we determined that uncertainties in our Bolivian properties and uncertainties regarding a resource investment that depends upon financing from the income trust sector required us to record an aggregate investment provision of $12.0 million.  The timing of circumstances requiring investment provisions depends upon many factors and is not predictable.

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Other than as disclosed in the notes to the interim consolidated financial statements, there have been no substantive changes to the description and nature of contingencies, commitments and off balance sheet obligations from those described in note 16 to the 2006 Audited Consolidated Financial Statements and the Management’s Discussion and Analysis as at and for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

As part of the Company’s annual assessment process, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2006.  The Company’s Chief Executive Officer and Chief Financial Officer certified the foregoing, as required by Multilateral Instrument 52-109.

The Company’s Chief Executive Officer and Chief Financial Officer certified the appropriateness of the financial disclosures in the Company’s interim management’s discussion and analysis and unaudited consolidated financial statements for the three months ended March 31, 2007.  They also certified that they are responsible for the design of internal control over financial reporting.  There have been no changes in internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

No changes have been identified to risk factors affecting our business and our approaches to managing these risks from those described in our Management’s Discussion and Analysis as at and for the year ended December 31, 2006.

DUNDEE CORPORATION	24

FORWARD LOOKING STATEMENTS

This interim Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and condition.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Managing Risk” section of our Management’s Discussion and Analysis as at and for the year ended December 31, 2006.  The forward looking statements that are contained in this report are made as of May 15, 2007, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

May 15, 2007

DUNDEE CORPORATION	25

      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

       AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2007

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at March 31, 2007 and December 31, 2006
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2007	December 31, 2006
	(note 1)	(restated - note 1)
ASSETS
Cash and cash equivalents	$164,701	$250,318
Cash collateral, structured notes	5,051	4,964
Accounts receivable	241,621	352,993
Client accounts and loans receivable (note 3)	664,367	431,981
Trading securities owned, brokerage	94,006	46,420
Securities owned, banking (note 1)	n/a	863,619
Available-for-sale securities (notes 1 and 4)
Securities owned, banking	1,427,858	n/a
Corporate investments	225,610	n/a
Equity accounted investments (notes 1 and 5)	339,383	321,343
Corporate investments (note 1)	n/a	154,158
Deferred sales commissions	190,190	174,926
Capital, real estate and other assets	468,980	506,679
Goodwill and other intangible assets (notes 2 and 7)	707,709	442,033
TOTAL ASSETS	$4,529,476	$3,549,434

LIABILITIES
Bank indebtedness	$47,103	$49,659
Accounts payable and accrued liabilities	246,747	287,860
Client deposits and related liabilities (note 8)	1,926,439	1,201,033
Trading securities sold short, brokerage	37,703	13,091
Income taxes payable	25,548	53,972
Corporate debt (note 9)	532,448	424,156
Preference shares, series 1 (note 10)	146,850	141,902
Future income tax liabilities	166,647	87,143
	3,129,485	2,258,816

NON-CONTROLLING INTEREST	458,897	471,313

SHAREHOLDERS' EQUITY
Share capital (note 11)
Common shares	290,057	289,849
Contributed surplus	5,776	5,426
Retained earnings	620,299	525,525
Accumulated other comprehensive income (note 1)	24,962	(1,495)
	941,094	819,305
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,529,476	$3,549,434
The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 14)

DUNDEE CORPORATION	2

D U N D E E C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three months ended March 31, 2007 and 2006
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	March 31, 2007	March 31, 2006

REVENUES		(restated - note 1)
Management fees	$106,802	$89,919
Redemption fees	4,038	3,318
Financial services	115,043	107,499
Banking interest income	14,647	654
Real estate revenues	64,229	39,165
	304,759	240,555
Investment income	10,446	3,521
	315,205	244,076

EXPENSES
Selling, general and administrative	85,139	68,129
Variable compensation	77,981	70,374
Trailer service fees	30,437	24,243
Banking interest expense	11,616	458
Operating costs, real estate	42,540	28,192
	247,713	191,396

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	67,492	52,680
Amortization of deferred sales commissions	15,611	12,393
Depreciation, depletion and amortization	9,848	5,339
Interest expense	6,919	7,391
Gain on exchangeable debentures (note 9)	(6,706)	-

OPERATING EARNINGS	41,820	27,557
Share of earnings of equity accounted investees	21,265	10,188
Dilution gains (note 2)	57,076	3,547
Income taxes
Current	(22,265)	(14,398)
Future	2,438	1
	(19,827)	(14,397)

Non-controlling interest	(6,051)	(8,520)
NET EARNINGS FOR THE PERIOD	$94,283	$18,375

EARNINGS PER SHARE (note 12)
Basic	$3.76	$0.74
Diluted	$3.60	$0.68
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	3

D U N D E E C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E I N C O M E

For the three months ended March 31, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2007	March 31, 2006
		(restated - note 1)

NET EARNINGS FOR THE PERIOD	$94,283	$18,375
Other comprehensive income
Net foreign currency gains and losses on investment in self sustaining operations	626	239
Changes in unrealized gains and losses on available-for-sale securities	(3,682)	-
Changes in gains and losses on foreign currency cash flow hedges	3,674	-
Share of other comprehensive income of equity accounted investees	(4,287)	-
Non-controlling interest in other comprehensive income	(528)	-
Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available-for-sale securities	1,290	-
Changes in gains and losses on foreign currency cash flow hedges	(1,212)	-
Share of other comprehensive income of equity accounted investees	1,414	-
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD	(2,705)	239
COMPREHENSIVE INCOME FOR THE PERIOD	$91,578	$18,614
The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F R E T A I N E D E A R N I N G S

As at and for the three months ended March 31, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2007	March 31, 2006
		(restated - note 1)

RETAINED EARNINGS, BEGINNING OF PERIOD	$525,525	$436,607

Transitional adjustment (note 1)	491	-
Net earnings	94,283	18,375
Cancellation of options	-	(1,492)
Acquisition of Class A subordinate shares for cancellation	-	(1,491)

RETAINED EARNINGS, END OF PERIOD	$620,299	$451,999
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	4

D U N D E E C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the three months ended March 31, 2007 and year ended December 31, 2006
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	Income	Total
Balance, December 31, 2005	$ 287,002	$ 3,813	$ 436,607	$ (2,702)	$ 724,720
Net earnings	-	-	93,689	-	93,689
Other comprehensive income	-	-	-	1,207	1,207
Issuance of Class A subordinate shares for cash	174	-	-	-	174
Issuance of Class A subordinate shares
for non-cash consideration	175	-	-	-	175
Stock based compensation	-	1,698	-	-	1,698
Exercise of options	3,343	-	(3,088)	-	255
Cancellation of deferred share units	-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation	(845)	-	(1,683)	-	(2,528)
Balance, December 31, 2006, as previously reported	289,849	5,426	525,525	(1,495)	819,305
Transitional adjustment on adoption of new accounting policy *	-	-	491	29,162	29,653
Net earnings	-	-	94,283	-	94,283
Other comprehensive income	-	-	-	(2,705)	(2,705)
Issuance of Class A subordinate shares for cash	16	-	-	-	16
Stock based compensation	-	350	-	-	350
Exercise of options	192	-	-	-	192
Balance, March 31, 2007	$ 290,057	$ 5,776	$ 620,299	$ 24,962	$ 941,094
* Represents the transitional adjustment on the adoption of new accounting policies. Refer to note 1.
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	5

D U N D E E C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three months ended March 31, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2007	March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$94,283	$18,375
Non-cash items in net earnings:
Depreciation, depletion and amortization	25,459	17,732
Net investment gains	(13,206)	(914)
Share of unremitted equity earnings	(21,265)	(10,188)
Dilution gains	(57,076)	(3,547)
Gain on exchangeable debentures	(6,706)	-
Future income taxes	(2,438)	(1)
Non-controlling interest	6,051	8,520
Other	4,325	538
	29,427	30,515
Changes in:
Cash collateral, structured notes	(87)	-
Accounts receivable	149,575	68,727
Accounts payable and accrued liabilities	(57,775)	(22,261)
Bank indebtedness	(2,556)	(15,671)
Income taxes payable	(28,231)	(5,301)
Securities owned and sold short, net	(584,209)	(11,296)
Client accounts and loans receivable, net of client deposits and related liabilities	493,020	(25,513)
Development of land, housing and condominium inventory	3,039	(5,322)
Other real estate working capital	(12,627)	(5,238)
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES	(10,424)	8,640
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(1,859)	(5,698)
Investment in other real estate assets	-	(3,283)
Net proceeds on sales of revenue properties	20,384	-
Sales commissions incurred on distribution of mutual funds	(30,875)	(26,525)
Proceeds from dispositions of corporate investments	586	230
Acquisitions of corporate investments	(44,884)	(8,838)
Acquisition of shares from non-controlling interests	(155,105)	(1,000)
Cash disbursed in business combinations	-	(3,879)
Acquisition of capital and other tangible assets	(24,808)	(3,629)
CASH USED IN INVESTING ACTIVITIES	(236,561)	(52,622)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares by subsidiary, net of costs	145,572	-
Issuance of shares in subsidiaries to non-controlling shareholders	4,424	2,328
Change in real estate debt	(21,224)	(877)
Change in corporate debt	54,761	7,495
Issuance of Class A subordinate shares, net of issue costs	208	2,590
Acquisition of Class A subordinate shares, net of costs	-	(2,333)
Cancellation of shares in subsidiary	(1,359)	(190)
Dividends paid by subsidiaries to non-controlling shareholders	(21,014)	(769)
CASH PROVIDED FROM FINANCING ACTIVITIES	161,368	8,244
NET DECREASE IN CASH DURING THE PERIOD	(85,617)	(35,738)
Cash and cash equivalents, beginning of period	250,318	413,320
CASH AND CASH EQUIVALENTS, END OF PERIOD	$164,701	$377,582
Cash flows from operating activities include the following:
Interest paid	$6,919	$7,391
Taxes paid	$51,950	$21,595
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	6

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2007 (tabular dollar amounts in thousands of dollars, except per share amounts) (unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”) except as noted below.  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2006 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA handbook sections 3855 “Financial Instruments”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”.

These standards require that all financial assets be classified as trading, available for sale (“AFS”), held to maturity or loans and receivables.  Furthermore, these standards require that all financial assets be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity and AFS equities which do not have quoted market values in active markets.

Changes in the unrealized fair value of financial assets designated as trading continue to be reported in earnings in the consolidated statement of operations.  Changes in the unrealized fair value of financial assets designated as AFS are reported as other comprehensive income (“OCI”) in the consolidated statement of comprehensive income and are included in accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of, or becomes impaired.

Classification of Financial Instruments

Trading Financial Assets and Liabilities

Trading financial assets and liabilities are securities which are purchased for resale and are generally held for short periods of time.  The Company’s trading portfolio is generally related to its brokerage business.  Trading securities are measured at fair value at the balance sheet date, with both realized and unrealized gains and losses recorded in earnings in financial services revenue.

DUNDEE CORPORATION	7

Available-for-Sale Financial Assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as AFS or that are not classified as loans and receivables, held to maturity (“HTM”), trading or designated as fair value financial assets.  This category includes debt and equity securities which are not subject to significant influence.  AFS securities are generally carried at fair values with unrealized gains and losses included in AOCI as described above.  Dividends, interest and realized gains and losses on sale are included in investment income.  Write-downs to reflect other-than-temporary impairments in value are included in the investment provision in the statement of operations.

Loans and Receivables

Loans and accounts receivable continue to be accounted for at amortized cost.

Held-to-Maturity Financial Assets

Financial assets designated as HTM comprise non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that the Company has the intent and ability to hold to maturity.  Held-to-maturity financial assets are recorded at amortized cost.  The Company has not presently designated any such assets.

Designated at Fair Value Financial Assets and Liabilities

Upon initial recognition, the Company may elect to designate financial assets and liabilities at fair value and account for such in the same manner as trading financial assets and liabilities.  The Company has not presently elected to designate any such assets or liabilities.

Financial Liabilities

Financial liabilities include all liabilities, other than derivatives and trading financial liabilities relating to securities sold short, or liabilities which have been designated at fair value on initial recognition.  Financial liabilities are recorded at amortized cost.

Derivatives

Derivatives are always carried at fair value and are reported as assets where they have a positive fair value and liabilities where they have a negative fair value.  Derivatives may be embedded in other financial instruments.  Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value.  Otherwise, embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.

Equity

Accumulated Other Comprehensive Income

AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity on a net of tax basis.  It includes net unrealized gains and losses on AFS securities, gains and losses on derivatives designated as effective cash flow hedges and unrealized foreign currency translation adjustments on self-sustaining foreign operations net of any gains or losses on related hedges.

Hedge Accounting

Where derivative instruments are held for risk management purposes, and when transactions meet the criteria specified in section 3865, the Company applies fair value hedge accounting, cash flow hedge accounting, or accounting for hedges of net investments in self-sustaining foreign operations, as appropriate, to the risks being hedged.  When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in earnings.

DUNDEE CORPORATION	8

For a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception and tested on an ongoing basis.  Documentation must include a description of the risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as describing the test for ongoing assessment of the effectiveness of the hedge.

Ineffectiveness of a hedge may result to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item.  Effectiveness of a hedge requires a high correlation of changes in fair values or cash flows.  The amount of ineffectiveness, provided that it is not to a sufficient extent to disqualify the use of hedge accounting, is recorded in earnings.

Cash Flow Hedges

The Company designates cash flow hedges as part of risk management strategies that use derivatives and other financial instruments to mitigate its risk from variable cash flows by hedging forecasted foreign currency denominated cash flows.

The effectively hedged portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods, at which time the cumulative amount that was in AOCI is reclassified into earnings.  The ineffectively hedged portion of the change in fair value of the derivative is recognized in earnings.  If the hedging instrument expires, is sold, terminated or exercised, or where the hedge no longer meets hedge accounting criteria, the hedge relationship is terminated and any remaining amount in AOCI remains therein until the hedged forecast transaction is consummated, at which time it is transferred to earnings.  If a hedged forecast transaction is no longer expected to occur, the cumulative gain or loss recorded in AOCI is immediately recognized in earnings.

Fair Value Hedges

The Company’s risk management strategy includes the use of fair value hedges as part of its risk management activities.  However, the Company does not presently have any fair value hedges.

Hedges of Net Investments in Self-sustaining Foreign Operations

The Company’s risk management strategy includes the use of hedges of net investments in self-sustaining foreign operations.  However, the Company does not presently have any hedges of net investments in self-sustaining foreign operations.

Transitional Adjustment

In accordance with Canadian GAAP, these standards have been applied as an adjustment to opening retained earnings and opening accumulated other comprehensive income.  Prior period balances have not been restated although descriptions may have been clarified to accord with updated nomenclature.

DUNDEE CORPORATION	9

The impact of adopting these standards as at January 1, 2007 is as follows:

		As at December 31, 2006
	As at		Transition	As
	January 1, 2007	Reclassification	Adjustments	Filed

ASSETS
Accounts receivable	$ 349,717	$ -	$ (3,276)	$ 352,993
Securities owned, banking	-	-	(863,619)	863,619
Available-for-sale securities
Securities owned, banking	866,536	-	866,536	n/a
Corporate investments	187,989	-	187,989	n/a
Equity accounted investments	336,975	321,343	15,632	-
Corporate investments	n/a	(321,343)	(154,158)	475,501
Capital, real estate and other assets	500,576	(7,339)	1,236	506,679
Other balance sheet assets	1,350,642	-	-	1,350,642
IMPACT ON TOTAL ASSETS	$ 3,592,435	$ (7,339)	$ 50,340	$ 3,549,434

LIABILITIES
Income taxes payable	$ 53,779	$ -	$ (193)	$ 53,972
Corporate debt	422,557	(2,835)	1,236	424,156
Preference shares, series 1	137,398	(4,504)	-	141,902
Future income tax liabilities	103,544	-	16,401	87,143
Other balance sheet liabilities	1,551,643	-	-	1,551,643
IMPACT ON LIABILITIES	2,268,921	(7,339)	17,444	2,258,816
NON-CONTROLLING INTEREST	474,556	-	3,243	471,313

SHAREHOLDERS' EQUITY
Share capital
Common shares	289,849	-	-	289,849
Contributed surplus	5,426	-	-	5,426
Retained earnings	526,016	-	491	525,525
Accumulated other comprehensive income
Net foreign currency gains and losses on investment in self sustaining operations	(1,495)	-	-	(1,495)
Changes in unrealized gains and losses on available-for-sale securities	36,748	-	36,748	-
Changes in gains and losses on foreign currency cash flow hedges	(2,498)	-	(2,498)	-
Share of other comprehensive income of equity accounted investees	14,090	-	14,090	-
Non-controlling interest in other comprehensive income	(3,243)	-	(3,243)	-
Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available-for-sale securities	(12,110)	-	(12,110)	-
Changes in gains and losses on foreign currency cash flow hedges	824	-	824	-
Share of other comprehensive income of equity accounted investees	(4,649)	-	(4,649)	-

IMPACT ON SHAREHOLDERS' EQUITY	848,958	-	29,653	819,305
IMPACT ON LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,592,435	$ (7,339)	$ 50,340	$ 3,549,434

Financial assets classified as AFS include $154,158,000 (fair value $187,989,000) and $863,619,000 (fair value $866,536,000) of financial assets previously classified as corporate investments and securities owned, banking, respectively.  Equity accounted investments amounting to $321,343,000, previously classified as corporate investments, are accounted for at cost adjusted for the proportionate share of earnings or losses and other comprehensive income of the investee.  The $15.6 million adjustment to equity accounted investments represents the Company’s portion of the transitional adjustments made by the equity investees at January 1, 2007.

DUNDEE CORPORATION	10

2.

BUSINESS COMBINATIONS

Step Acquisition in DWM Inc. (“DWM”) by Dundee Wealth Management Inc. (“Dundee Wealth”)

In February 2007, Dundee Wealth purchased the 16.3% non-controlling interest in DWM previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of Dundee Wealth.  As a result of the transaction, the shareholders’ agreement relating to DWM was terminated (see note 16 to 2006 Audited Consolidated Financial Statements).  Dundee Wealth accounted for the transaction as a step acquisition of Dundee Wealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11 million common shares of Dundee Wealth issued to the non-controlling shareholder, based on the trading price of the shares at the time of closing and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares	175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$ 65,610

Dilution Gains Resulting from Equity Transactions in Subsidiaries

As a result of the issuance of the 11 million common shares of Dundee Wealth pursuant to the step acquisition in DWM, CDP became a shareholder of Dundee Wealth, diluting the Company's interest in Dundee Wealth from 62.9% at December 31, 2006 to approximately 56.7% immediately following the transaction.  In accordance with Canadian GAAP, the Company is considered to have disposed of approximately 6.2% of its interest in Dundee Wealth, resulting in a dilution gain of $55,657,000.  During the remainder of the current quarter, the Company's interest in Dundee Wealth was further diluted to approximately 56.4%, resulting in an additional dilution gain of $1,174,000.  Equity transactions completed by the Company's resource and real estate segments resulted in additional dilution gains of $245,000.

3.

CLIENT ACCOUNTS AND LOANS RECEIVABLE

	March 31, 2007	December 31, 2006
Brokerage business
Client accounts	$ 367,872	$ 233,971
Brokers' and dealers' balances	103,639	58,791
Securities borrowed	34,874	27,881
	506,385	320,643
Banking business
Mortgages	148,263	111,301
Consumer loans	9,719	37
	157,982	111,338
	$ 664,367	$ 431,981

DUNDEE CORPORATION	11

Mortgages and consumer loans include loans issued with both variable and fixed rates of interest.  Approximately $51,200,000 (December 31, 2006 - $44,900,000) of mortgages and consumer loans receivable were issued with a variable interest rate, generating an annual effective yield in the first quarter of 2007 of approximately 5.1% (December 2006 – 5.1%).  Fixed rate mortgages and loans have maturity dates ranging from three months to five years and an annualized effective interest yield of approximately 5.2% (December 2006 – 5.2%).

4.

AVAILABLE-FOR-SALE SECURITIES

Securities Owned, Banking

	March 31, 2007	December 31, 2006
Securities issued or guaranteed by the Government of Canada	$ 16,276	$ 126,400
Commercial paper	877,255	571,187
Corporate bonds	233,299	61,665
Collateralized debt obligations	301,028	104,367
	1,427,858	863,619
Transitional adjustment (note 1)	-	2,917
	$ 1,427,858	$ 866,536

Securities issued or guaranteed by the Government of Canada have fixed terms to maturity ranging from three months to five years and have annual interest yields of approximately 4.2% (December 2006 – 4.2%).

Other debt securities, including commercial paper, corporate bonds and collateralized debt obligations have fixed terms to maturity ranging from three months to over five years.  The annual interest yield on debt securities with maturities within the next five years is approximately 4.4% (December 2006 - 4.3%).  Debt securities with maturities of over five years have annual interest yields of approximately 5.3% (December 2006 - 5.2%).

At March 31, 2007, the Company’s banking business held foreign exchange contracts with a notional amount of $300,105,000 (December 31, 2006 – $104,214,000) to manage its U.S. denominated foreign currency risks and for asset/liability management.  Foreign exchange forward contract maturities are short-term in nature and range from 30 days to one year.  As at March 31, 2007, the exposure on a mark-to-market basis of all outstanding derivatives in the banking business was an asset of $1,857,000 (December 31, 2006 - liability of $2,497,000).  Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements.

Corporate Investments

	March 31, 2007	December 31, 2006
Marketable securities	$ 92,647	$ 83,929
Collateralized debt obligations	37,208	-
Other portfolio investments	95,755	70,229
	225,610	154,158
Transitional adjustment (note 1)	-	33,831
	$ 225,610	$ 187,989

Fair values are based on quoted market prices where available from active markets.  The determination of fair value for collateralized debt obligations, for which market quotations are not readily available, are determined in consultation with the respective underwriter of the financial instrument using consistently applied procedures.  Equity securities without active markets may be valued at cost.

DUNDEE CORPORATION	12

5.

EQUITY ACCOUNTED INVESTMENTS

				March 31, 2007		December 31, 2006
	Period end		Non-		Year end
	Ownership	Listed	Quoted	Total	Ownership	Total
Breakwater Resources Ltd.	24%	$ 70,037	$ -	$ 70,037	18%	$ 60,417
Dundee Precious Metals Inc.	21%	88,859	-	88,859	21%	78,092
Dundee Real Estate Investment Trust	16%	169,590	-	169,590	20%	174,470
Other		6,710	4,187	10,897		8,364
		335,196	4,187	339,383		321,343
Transitional adjustment (note 1)		-	-	-		15,632
		$ 335,196	$ 4,187	$ 339,383		$ 336,975

The aggregate fair value of equity accounted investments as at March 31, 2007 is $644,369,000 (December 31, 2006 - $665,400,000).

Step Acquisition in Breakwater Resources Ltd. ("Breakwater")

On March 2 and 14, 2007, the Company exercised an aggregate of 30,801,410 warrants to acquire the same number of common shares of Breakwater at $0.20 per share for a total cost of approximately $6,160,000.  As a result of the transactions, the Company's interest in Breakwater increased by approximately 6% from 18% to 24%.  The Company accounted for the transactions as a step acquisition of an equity accounted investee, with the aggregate purchase price allocated to Breakwater's underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchase by approximately $15,955,000.  In accordance with Canadian GAAP, the excess has been notionally eliminated by an allocation on a pro-rata basis of the excess to mining properties and other non-current assets of Breakwater.

Dundee Real Estate Investment Trust ("Dundee REIT") Units in Escrow

The Company's investment in Dundee REIT is held through limited partnership units of Dundee Properties Limited Partnership.  The limited partnership units are convertible at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  In order to satisfy the exchange feature of its Exchangeable Debentures, the Company has placed approximately 2,400,000 units of Dundee Properties Limited Partnership into escrow, which exceeds its obligation to deliver a maximum of 1,300,000 additional units.

6.

INVESTMENT INCOME

For the three months ended March 31,	2007	2006
Interest, dividends and foreign exchange	$ 3,677	$ 2,607
Realized investment gains, net	6,769	914
	10,446	3,521

Share of earnings of equity accounted investments	7,493	9,309
Gains from dilutions of interest in equity accounted investments	13,772	879
	21,265	10,188
	$ 31,711	$ 13,709

DUNDEE CORPORATION	13

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

			March 31, 2007	December 31, 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 410,904	$ -	$ 410,904	$ 347,719
Investment management contracts	274,527	-	274,527	71,377
Funds under administration	21,739	6,441	15,298	15,624
Customer relationships	6,651	1,110	5,541	5,874
Bank license	1,439	-	1,439	1,439
	$ 715,260	$ 7,551	$ 707,709	$ 442,033

8.

CLIENT DEPOSITS AND RELATED LIABILITIES

	March 31, 2007	December 31, 2006
Brokerage business
Client accounts	$ 326,968	$ 206,994
Brokers' and dealers' balances	102,759	57,872
	429,727	264,866
Banking deposit accounts
High yield savings	29,206	33,488
30-364 day redeemable GIC	9,397	5,485
1-5 year redeemable GIC	58,638	51,053
Investment savings account	1,395,735	841,299
Other	3,736	4,842
	1,496,712	936,167
	$ 1,926,439	$ 1,201,033

Banking deposits in high yield savings, short-term guaranteed investment certificates and in the investment savings account product had annualized effective yields ranging from 3.9% to 4.2% (December 2006 – 3.9% to 4.2%).  Longer term deposits in guaranteed investment certificates with maturities ranging from one to five years have annualized effective yields of approximately 4.3% (December 2006 – 4.3%).

9.

CORPORATE DEBT

	March 31, 2007	December 31, 2006
Corporate
$38.4 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	$ 49,646	$ 82,186
$100 million - revolving term credit facility	99,467	92,492
Other	773	773
Subsidiaries
$350 million - revolving term credit facility, Dundee Wealth	68,100	-
$100 million - revolving term credit facility, Dundee Realty	48,258	68,311
$22.3 million - revolving term credit facility, subsidiary of Dundee Wealth	-	20,230
Series 1 preference shares, Dundee Wealth	137,635	-
Real estate debt, Dundee Realty	124,983	156,494
Income trusts, subsidiary of Dundee Wealth	3,512	3,579
Other	74	91
	$ 532,448	$ 424,156

DUNDEE CORPORATION	14

$38,415,000 - 5.85% Exchangeable Unsecured Subordinated Debentures

In accordance with Canadian GAAP, the carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The market value is determined based on the quoted market value of the Dundee REIT units at each period end.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments will be recorded in consolidated net earnings even though the Company would continue to hold the offsetting Dundee REIT investment.  As a result, the Company’s net earnings may vary significantly from period to period.

As at March 31, 2007, the market value of the Dundee REIT units underlying the outstanding Exchangeable Debentures was $51,263,000.  The mark-to-market adjustment on the Exchangeable Debentures reduced in the period and the Company therefore recognized a gain of $6,706,000.

During the first quarter of 2007, $26,950,000 of Exchangeable Debentures were surrendered for exchange in accordance with their terms.  In settlement, the Company delivered 905,871 Dundee REIT units and recognized in investment income an associated gain on disposition of the Dundee REIT units of $4,919,000.

$350,000,000 – Credit Facility Established February 15, 2007, Dundee Wealth

In the first quarter of 2007, Dundee Wealth established a revolving credit facility for a maximum of $350,000,000 with a Canadian chartered bank.  The facility bears interest, at Dundee Wealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.625%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

The credit facility is secured by a general security interest over all the assets of Dundee Wealth and certain of its subsidiaries.  If not extended by mutual agreement, the facility will convert into a non-revolving credit facility in February 2008 and all amounts borrowed pursuant to the facility will be repayable four years after the date of the conversion to a non-revolving credit facility.

The facility is subject to certain covenants, including minimum levels of assets under management and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

Issuance of Preference Shares by Dundee Wealth

On March 13, 2007, Dundee Wealth issued 6,000,000 4.75% cumulative redeemable first preference shares, series 1 (“Dundee Wealth Series 1 Shares”) at a price of $25 per Dundee Wealth Series 1 Share.  These shares rank in priority to the common and special shares outstanding of Dundee Wealth and rank pari passu with the first preference shares, Series X to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of Dundee Wealth.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  The Dundee Wealth Series 1 Shares are generally non-voting, except in limited circumstances.

These shares may be redeemed at the option of Dundee Wealth, at any time after March 13, 2007 at a price per share which declines over time in accordance with the terms of the shares from $27.25 per share if such share is redeemed prior to March 13, 2008 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

Dundee Wealth may convert the Dundee Wealth Series 1 Shares to its common shares at any time after March 13, 2007, subject to regulatory approval.  The Dundee Wealth Series 1 Shares will be converted on the basis of one Dundee Wealth Series 1 Share for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of its common shares, determined in accordance with a formula.

DUNDEE CORPORATION	15

Any redemption or conversion of the Dundee Wealth Series 1 Shares prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately as a class or series by law.

Dundee Wealth may, at any time, purchase the Dundee Wealth Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.  Dundee Wealth Series 1 Shares are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

Subsequent to March 31, 2007, Dundee Wealth issued an additional 225,000 Dundee Wealth Series 1 Shares pursuant to the exercise of an over allotment option granted to the underwriters of its offering, providing proceeds of $5,625,000, before associated issue costs, to Dundee Wealth.

10.

PREFERENCE SHARES

Issued and Outstanding

	Number
	of Shares	Amount
PREFERENCE SHARES:
First Series:
Series 1
Outstanding December 31, 2006	6,000,000	$150,000
Transitional amounts, net of amortization (note 1)
Issue costs, net of amortization	-	(4,386)
Premium, net of amortization	-	1,236
Total Preference Shares Issued and Outstanding March 31, 2007	6,000,000	$146,850

11.

SHARE CAPITAL

Issued and Outstanding

(in thousands of dollars, except for number of shares)
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL

	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2006	24,060,745	$ 281,679	1,040,329	$ 8,170	25,101,074	$ 289,849
Issued (redeemed) during the period
ended March 31, 2007
Redeemed pursuant to issuer bids	-	-	-	-	-	-
Issuance of shares under the
share incentive plan	315	16	-	-	315	16
Options exercised	6,500	192	-	-	6,500	192
Conversion from Class B Shares
to Subordinate Shares	26	1	(26)	(1)	-	-
Total Share Capital
Outstanding March 31, 2007	24,067,586	$ 281,888	1,040,303	$ 8,169	25,107,889	$ 290,057

Share Option Plan

In the first three months of 2007, the Company issued 6,500 shares on the exercise of options at an average price of $29.60 per share, all of which were exercised immediately prior to their ten-year expiry date.

Deferred Share Unit Plan

During the first three months of 2007, the Company granted 5,160 deferred share units (DSU’s) under the terms of its deferred share unit plan.  As at March 31, 2007, there were 113,777 DSU’s outstanding.  In addition, the Company recognized stock based compensation costs of $140,000 in anticipation of the issuance of 2,695 DSU’s subsequent to March 31, 2007 in settlement of directors’ remuneration.

DUNDEE CORPORATION	16

12.

EARNINGS PER SHARE

(in thousands of dollars except weighted average number of shares outstanding and per share amounts)
For the three months ended March 31,	2007	2006
Net earnings available to Subordinate Shareholders and
Class B Shareholders	$ 94,283	$ 18,375
Weighted average number of shares outstanding	25,102,975	25,002,410
Basic earnings per share	$ 3.76	$ 0.74

Effect of dilutive securities to available net earnings	$ (494)	$ (652)
Effect of dilutive securities to weighted average number of shares outstanding	974,575	862,946
Diluted earnings per share	$ 3.60	$ 0.68

13.

STOCK BASED COMPENSATION

Details of the Company’s share incentive plan components are disclosed in note 15 to the 2006 Audited Consolidated Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plan during the three months ended March 31, 2007 and 2006.

	Three months ended March 31, 2007					Three months ended March 31, 2006
	Number		Compensation Expense			Number		Compensation Expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share purchase plan	315	$ 16	$ -	$ 16	$ 16	1,745	$ 58	$ 38	$ 20	$ 58
Share option plan	6,500	192	-	-	-	161,646	2,552	-	-	-
Stock option expense over vesting period	-	-	-	-	210	-	-	-	-	231
Deferred share unit plan	-	-	-	-	140	-	-	-	-	140

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
Dundee Wealth					3,955					2,939
Eurogas Corporation					(8)					169
Dundee Realty Corporation					132					16
Share of stock based compensation
in equity accounted investees					365					581
			$ -	$ 16	$ 4,810			$ 38	$ 20	$ 4,134

14.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 16 to the 2006 Audited Consolidated Financial Statements.

DUNDEE CORPORATION	17

15.

SEGMENTED INFORMATION

Segmented Earnings for the three months ended March 31, 2007 and 2006

	Wealth						Other Investments and
	Management			Real Estate		Resources	Corporate Costs			Intersegment		TOTAL
For the three months ended March 31,	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
SEGMENTED OPERATIONS
Revenues	$ 243,531	$ 203,071	$ 69,989	$ 39,165	$ 542	$ 161	$ 3,945	$ 3,110	$ (2,802)	$ (1,431)	$ 315,205	$ 244,076
Expenses	224,636	175,807	48,848	33,587	2,417	623	1,104	8,751	(3,620)	(2,249)	273,385	216,519
OPERATING EARNINGS (LOSS)	18,895	27,264	21,141	5,578	(1,875)	(462)	2,841	(5,641)	818	818	41,820	27,557
Equity earnings	-	-	15,849	2,071	5,319	7,869	97	248	-	-	21,265	10,188
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEM	18,895	27,264	36,990	7,649	3,444	7,407	2,938	(5,393)	818	818	63,085	37,745
Non-controlling interest	(4,184)	(8,413)	(2,037)	(324)	170	217	-	-	-	-	(6,051)	(8,520)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	14,711	18,851	34,953	7,325	3,614	7,624	2,938	(5,393)	818	818	57,034	29,225
Dilution gains											57,076	3,547
Income tax provision											(19,827)	(14,397)
NET EARNINGS (LOSS)	$ 14,711	$ 18,851	$ 34,953	$ 7,325	$ 3,614	$ 7,624	$ 2,938	$ (5,393)	$ 818	$ 818	$ 94,283	$ 18,375

Segmented Assets as at March 31, 2007 and December 31, 2006

	Wealth						Other Investments and
SEGMENTED ASSETS	Management			Real Estate		Resources	Corporate Costs			Intersegment		TOTAL
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Cash and cash equivalents	$ 114,266	$ 184,545	$ 16,737	$ 19,081	$ 16,384	$ 18,824	$ 17,314	$ 27,868	$ -	$ -	$ 164,701	$ 250,318
Goodwill	401,869	338,684	-	-	-	-	9,035	9,035	-	-	410,904	347,719
Other assets	2,837,886	1,890,459	624,883	664,806	291,803	252,674	199,299	143,458	-	-	3,953,871	2,951,397
TOTAL ASSETS	$ 3,354,021	$ 2,413,688	$ 641,620	$ 683,887	$ 308,187	$ 271,498	$ 225,648	$ 180,361	$ -	$ -	$ 4,529,476	$ 3,549,434

16.

SUBSEQUENT EVENTS

Share Loan Plan

In December 2006, Dundee Wealth adopted a share loan plan for certain employees pursuant to which it extended offers to certain employees to borrow up to a maximum of $47,000,000 to purchase its common shares pursuant to the share loan plan.  Individual employees have until June 30, 2007 to accept the terms of their share loans.  As at May 14, 2007, an aggregate of $16,666,000 of offered loans were accepted by employees and Dundee Wealth issued 1,062,572 common shares from treasury.  Dundee Wealth will expense one-third of the loan amount as stock based compensation over a three-year period.  The remaining two-thirds of the loan will be reflected in the Company’s financial statements as non-controlling interest in Dundee Wealth.

DUNDEE CORPORATION	18